UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hemacare Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

423498104

(CUSIP Number)

October 19, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.            ☐ Rule 13d-1(b)

b.            ☒ Rule 13d-1(c)

c.            ☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 423498104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gil Avidar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power None
6. Shared Voting Power 706,901
7. Sole Dispositive Power None
8. Shared Dispositive Power 706,901

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 706,901 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.0% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 423498104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oly Avidar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power None
6. Shared Voting Power 706,901
7. Sole Dispositive Power None
8. Shared Dispositive Power 706,901

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 706,901 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.0% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer

Hemacare Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

15350 Sherman Way, Suite 350 Van Nuys, California 91406

Item 2.	(a)	Name of Person Filing

	(b)	Address of Principal Business Office or, if none, Residence

	(c)	Citizenship

This Schedule 13G is being filed on behalf of (i) Gil Avidar, an individual who is a citizen of the U.S.A. and (ii) Oly Avidar, an individual who is a citizen of the U.S.A. (together with Gil Avidar, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal residence of the Reporting Persons is 6500 Lyons Street, Morton Grove, IL 60053.

	(d)	Title of Class of Securities

Common stock, no par value, of the Issuer (the “Common Stock”)

	(e)	CUSIP Number

423498104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned: 706,901 shares of Common Stock

(b)

Percent of class:

Based on 8,799,955 shares of Common Stock outstanding as of August 6, 2007, as set forth in the Issuer’s Form 10-Q for the period ended June 30, 2007, which was filed with the Securities and Exchange Commission on August 14, 2007, the Reporting Persons hold, in the aggregate, approximately 8.0% of the outstanding Common Stock.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: None.

(ii) Shared power to vote or to direct the vote 706,901.

(iii) Sole power to dispose or to direct the disposition of None.

(iv) Shared power to dispose or to direct the disposition of 706,901.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2007

/s/ Gil Avidar
Gil Avidar

/s/ Oly Avidar
Oly Avidar

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 706,901 shares of Common Stock, no par value, of Hemacare Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on October 25, 2007.

/s/ Gil Avidar
Gil Avidar

/s/ Oly Avidar
Oly Avidar